Exhibit 99.3

Crew Gold Corporation
Management’s Discussion and Analysis of Financial Condition and
Results Of Operations
For the six months and quarter ended December 31, 2006

(Expressed in US dollars)

INTRODUCTION

This management’s discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of operations of Crew Gold Corporation (“Crew”, “the Corporation”, “the Company”, “we” or “our”) for the six months and quarter ended December 31, 2006. Effective in 2006, we have changed our fiscal year-end from June 30th to December 31st.  Accordingly, this report compares six month results to December 31, 2006 with 12 month results to June 30, 2006.  The MD&A should be read in conjunction with the Company’s Consolidated Financial Statements for the six months ended December 31, 2006 and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless the context otherwise requires, all references to yearly periods are to calendar years and all currencies are in US dollars unless otherwise stated.

The effective date of this MD&A is March 29, 2007 (except for the sections on “Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” which have been updated as at December 20, 2007).

HIGHLIGHTS

For the Six-Month Fiscal Year Ended December 31, 2006

•                  Positive financial results

–                 Achieved EBITDA of $25.7 million, reflecting gains on dilution of investment in Crew Minerals ASA and the sale of Barberton /Metorex investment

–                 Reported after-tax net earnings of $7.3 million

•                  Lefa commissioning

–                 Construction of the Lefa Expansion Project in Guinea completed on schedule

–                 Commissioning of the Carbon-in-pulp (“CIP”) plant commenced in December 2006

–                 First gold poured in February 2007

•                  Phase 1 at Masara successfully commissioned

–                 Phase 1 plant at Masara  completed in December 2006

–                 First gold poured in November 2006

–                 Construction and final design of Phase 2 underway

–                 Phase 2 commissioning expected during Q3 2007

•                  Disposal of Barberton Shares

–                 Sold 20% share in the Barberton Gold Mine in South Africa, realizing a gain of $6.3 million

•                  Completion of $100 million equity offering

–                 Successfully completed a private placement of 50 million shares at 13.30 NOK per share in November 2006. The offering was approximately two and a half times oversubscribed

–                 Proceeds to be used primarily to complete the Phase 2 construction at Masara, expand the exploration program at Lefa, complete the refurbishment at Nugget Pond and upgrade equipment at its Nalunaq operation

•                  Crew Minerals ASA listed on the Oslo Stock Exchange (“OSE”)

–                 Successfully listed Crew Minerals ASA on the OSE, retaining a 54.5% interest

–                 Crew Minerals subsequently raised $80.1 million in new capital through two share offerings. Proceeds from the offerings will be used to finance the continued exploration of mineral properties and the preparation of a feasibility study for the Mindoro nickel project

•                  Acquisition of Nugget Pond processing facility

–                 Acquired the Nugget Pond processing facility in Newfoundland, Canada in October 2006 in exchange for 3 million Crew shares

–                 First gold poured in March 2007

–                 New facility will provide lower cost ore processing solution for Nalunaq Gold Mine, with annual cost savings of $1.7 to $2.6 million anticipated

–                 Investment of $8 to $9 million in 2007 planned to refurbish and expand the facility and build new offloading and transportation facilities

•                  Joint venture agreement signed for Glover Island

–                 In conjunction with the Nugget Pond acquisition, Crew signed a joint venture agreement with New Island Resources Inc. whereby Crew will spend up to CAD$5 million on exploration and development of the Glover Island gold project in Newfoundland over the next five years to earn a 60% interest in the property

•                  Increased reserve and resource estimates for Lefa

–                 Increase of 34% in total reserves by 870,000 ounces of gold to 3.38 million ounces

–                 Increase of 25% in measured and indicated resources to 4.82 million ounces

OVERVIEW

Crew is an international mining company focused on identifying, acquiring and developing gold resource projects worldwide.

Our stated objective is to become a mid-tier gold producer, with annual gold production of more than 500,000 ounces. Following our acquisitions of the Lefa Corridor Gold Project (“Lefa”) in Guinea and a 72.87% stake in the Masara Gold Mine (“Masara”) in the Philippines, together with our associated Philippine partner, we believe we have secured the assets to achieve our strategic target in 2007. Lefa and Masara join Crew’s producing gold asset, Nalunaq Gold Mine (“Nalunaq”) in Greenland to create a portfolio of gold assets which, when in full production, will have a targeted annual production rate of 500,000 to 600,000 ounces. The production targets for 2007 are:

•	Lefa:	300,000 to 320,000 ounces
•	Masara:	85,000 to 100,000 ounces
•	Nalunaq:	85,000 to 100,000 ounces

Our non-gold projects are now held by our majority-owned subsidiary, Crew Minerals ASA. During 2006 we listed this subsidiary as a separate entity on the OSE. The new entity is not focused on precious metals and its primary asset is the Mindoro Nickel Project in the Philippines. It also has molybdenum exploration activities in Norway, diamond exploration project in West Greenland, and royalty income from the Seqi Olivine mine in Greenland.

FINANCIAL RESULTS

For the six-month fiscal year ended December 31, 2006, Crew reported EBITDA of $25.7 million (12 months ended June 30, 2006 – negative $0.1 million), primarily reflecting a $35.2 million gain from the dilution of our investment in Crew Minerals ASA and the $6.7 million gain on the sale of our investments in Barberton and Metorex. These gains were partially offset by negative EBITDA of $6.1 million from Nalunaq ($4.9 million) and Lefa ($1.2 million) heap leach operations, which includes $5.6 million in one-time mobilization costs at Lefa.

Net earnings for the six-month fiscal year ended December 31, 2006 was $7.3 million (12 months ended June 30, 2006 – loss of $35.6 million) after recognizing the $35.2 million gain from the dilution of our investment in Crew Minerals ASA, the $6.7 million gain on disposal of our investments in Barberton and Metorex and tax recoveries of $0.9 million. These gains were partially offset by interest and finance charges of $10.1 million, depletion and depreciation of $6.7 million at the Lefa and Nalunaq gold mines, the $6.1 million net expense from Nalunaq and the Lefa heap leach operation and stock compensation expense of $2.0 million.

 In total, Crew produced 65,988 ounces of gold during the six-month fiscal year (12 months to June 30, 2006 – 95,159 ounces) and sold 67,967 ounces of gold (12 months ended June 30, 2006 – 78,606 ounces).

Financial results during the period reflect the cost of financing and developing the Lefa and Masara projects, along with the increased cost of building a larger world-class organization to manage and operate our significantly expanded asset base in preparation for the targeted five-fold increase in production in 2007. Administration, office and general costs were $8.8 million (12 months to June 30,

2006 – $6.0 million), reflecting the controlled and expected build-up of our corporate office.

Ore production at Nalunaq in the quarter ended December 31, 2006 was low due to implementation of new equipment, adverse weather conditions and excessive down time on ageing equipment.  Production rates improved in December as new equipment was commissioned.

For the six months ended December 31, 2006, production from the Lefa heap leach operation reached 29,681 oz, bringing 2006 calendar year production in line with the original forecast of 50,000 ounces. Operations have been curtailed at the heap leach facility with stacking of ore on the heaps completed in November in preparation for our shift to more efficient CIP processing. Commissioning of the new CIP plant began in December 2006.

GOLD ASSETS

Lefa

In December 2005 Crew acquired Guinor Gold Corporation, the 85% owner and operator of the Lefa Corridor Gold project in Guinea. In June 2006, Crew acquired the remaining 15% interest in the Lefa project, which was previously owned by the Government of Guinea. Crew now holds an indirect 100% interest in Lefa. The Company has recorded goodwill on this transaction of $104.6 million, which represents the expected ability of the Company to increase the reserves and resources of the Lefa Project based on its development of the exploration targets existing on the undeveloped properties which were part of the acquisition.

Prior to Crew’s involvement, Lefa operated for over 11 years as a modest heap leach operation and produced approximately 800,000 ounces of gold. In December 2006 we completed a $196 million expansion of the Lefa mine, which included construction of a 7 million tonne per annum CIP processing plant. CIP processing technology offers a number of benefits, including improved gold recovery rates of  over 90%, compared with some 60% from heap leach processing. Construction was completed in less than the 18 months originally estimated.

The overall capital cost of this expansion has increased from our 2006 estimate of $181 million to our revised estimate of $196 million. This increase reflects increased fuel costs and the consequent effect on transportation charges, increased component and raw material costs, the acceleration of the civil construction and mine development programmes, and the additional costs of refurbishing certain parts from the Kelian plant. As of December 31, 2006, $194 million in capital costs had been spent in connection with the expansion, including $120 million spent on the processing plant and ancillary installations, $53 million on new mining equipment and mine development and $10 million on the tailings storage facility. The new mining fleet, comprising Komatsu HD785 haul trucks, PC1800 excavators and ancillary mining equipment, was substantially received by the end of December 2006. As at the end of March 2007, all of the equipment has been received, commissioned and is fully operational

The first gold pour from the CIP plant occurred on February 2, 2007 and production will continue to ramp up through the first two quarters of 2007. The plant’s name-plate production capacity level of approximately 350,000 oz per year is expected to be reached in Q2 2007 with estimated average cash costs between $270 and $290 per ounce including royalties (royalty payments are 5.4% of gold revenue) based upon current reserve grade of 1.7 g/t. During commissioning and ramp up we have achieved higher than anticipated through-put at the plant giving a potential for higher overall production and lower cash cost per ounce without further significant capital investments. A more precise estimate of potential through-put can be determined once the plant has been operated for two full quarters.

Continued exploration of the Lefa Corridor has resulted in a significant increase in total reserves and resources at this project.  As at December 31, 2006, we increased our estimate of current reserves by 870,000 ounces, or 34%, to 3.38 million ounces from 2.51 million ounces at December 31, 2005. Measured and indicated resources have risen by 25% to 4.82 million ounces from 3.84 million ounces and inferred resources have increased to 1.13 million ounces from 0.79 million ounces. Successful programmes at Banora and Siguirini are both indicating insitu grades greater than 3 g/t. Management believes these satellite pits will play an integral role in expanding production at Lefa past 400,000 oz per year in 2008 and going forward.

Nalunaq

Operations

After its initial start up in 2004, Nalunaq’s ongoing focus has been to improve grade. The Company has completed a review of the Nalunaq mining operations to identify areas where efficiencies can be improved. The resulting mine optimization programme is now being implemented, with the first phase having focused on reducing mining dilution through improved blast design, geological control and supervision and washing of stopes to maximize gold recovery.

The second phase of the mine optimization programme will help to boost production by ensuring the mine’s equipment fleet can support a sustainable balance between mine development and stope production. An additional long hole drill rig, replacement scoops and larger 20 tonne underground trucks, together with ancillary mobile equipment have now been delivered to site and are being progressively commissioned. An additional truck is scheduled for delivery in May 2007. Clear improvements are already being seen and we anticipate that continued improvements to mining efficiencies and production rates should be progressively realized during 2007.

Masara

Acquisition

The Company’s principal gold asset in the Philippines is the Masara Gold Mine (“Masara”) in south-eastern Mindanao Island, which ceased production in March 2000.  The Company acquired its interest in Masara through its acquisition, with its associated Philippine partner, of approximately 72.87% of Apex Mining Company, Inc.  The transaction was concluded in December 2005.

Underground Development and Drilling

Development of the mine infrastructure to open up existing and new ramp systems continues with new portals established to access ramps on the Sandy Vein and the Masarita Vein, and development to Bonanza number two and Don Fernando.  To date, 3,598 metres of waste drifting and 611 metres of ore drives have been completed.

Underground development rates are expected to increase as the operations complete the slower activities associated with establishment of mine portals and associated geotechnical support regimes in areas of less consolidated ground required to establish long term mine openings.  The underground mining fleet is progressively expanding as units are delivered from suppliers or refurbished at site but this has taken longer that initially anticipated due to delays in receiving spare parts and lack of available trained maintenance personnel. Currently, five drill jumbos, eight underground loaders, four trucks and three backhoe/rock breakers are in commission.  Ore production rates will continue to increase as more faces become available to blast.

The major drilling program to define the major vein extensions on strike and at depth from old workings continues with  31,430 metres completed.  Drilling is currently focused on southern extensions to the Bonanza vein with extensions into the Jessie and Sandy vein areas where high grade intercepts have been previously reported.  Previous mining and the resource model are based on a historical mining width of 1.5-2.0 meters. Management believes that historical data together with new data from drilling and underground development indicate the potential for an economic mining width of 3-5 meters, with only marginally lower grade than the “core” vein.

Plant and Infrastructure

During the period ended December 31, 2006, the Company completed refurbishment of Masara’s existing 500 tpd processing plant (Phase 1).  This pilot, first stage plant is now undergoing de-bottlenecking and is expected to ramp up to capacity during April 2007.  The plant is currently treating lower grade development ore with grades between 2.5g/t – 8.0g/t gold and 15g/t – 28g/t silver, with recoveries between 84.5% and 90% for gold and 45% and 70% for silver.

The design and construction of the 2,400 tpd  processing plant (Phase 2) and associated infrastructure continues for the mine infrastructure facilities, roads, bridges, workshops, offices and stores, the final surveys of the primary crusher and milling section, permanent tailing pipeline and tailings dam expansion. The design of the plant facilities is now approximately 62% complete, and final excavations and preparations are being made for the construction of the foundations of the CIL and gold-winning facilities.

The capital budget for the refurbishment of the existing 500 tpd plant and construction of the 2400 tpd Phase 2 plant is currently estimated to be approximately $60 - 70 million, of which $30.3 million was expended to December 31, 2006.  In addition, the estimated costs over the next 18 to 24 months for extensive underground development and infrastructure and a much expanded exploration program is $20 - 30 million.

Once construction and commissioning of Phase 2 and ramp up of the underground operations are completed, Masara is anticipated to have a total capacity of 2,900 tpd.  Management expects this to be achieved early in 2008 and is confident that Masara will eventually produce between 180,000 and 200,000 ounces of gold and 300,000 to 400,000 ounces of silver annually.

Nugget Pond

Acquisition

On October 27, 2006 Crew reached agreement with New Island Resources Inc (“New Island”) to acquire the Nugget Pond ore processing facility in Newfoundland, Canada.  The acquisition was completed on November 3, 2006. The refurbishment of this facility has been completed and it will be used to process ore produced from our Nalunaq Gold Mine in Greenland.

Under the terms of the purchase agreement, Crew issued New Island a total of three million shares in payment for the facility.

During 2007 we expect to invest approximately $8 to $9 million to refurbish the plant, expand output to over 600 tpd and build the required offloading and transportation facilities. The plant refurbishment was completed ahead of schedule and the facility became operational in the first quarter of 2007.  Ore from Nalunaq is currently shipped to South Brook and then trucked to Nugget Pond.  To date, a total of 42,851 dry metric tonnes of ore from Nalunaq has been delivered in three shipments and the plant has processed 10,120 tonnes at 13.8 g/t gold.  The first gold pour took place on March 20, 2007.

Glover Island

In conjunction with the Nugget Pond acquisition, we signed a joint venture agreement with New Island to earn an interest in the Glover Island gold project in Newfoundland, Canada.  Under the terms of the agreement, we will earn a 60% interest in the project by spending CAD$5 million in exploration and development expenditures over five years.

To date, New Island has expended over CAD$3 million in exploration to identify at least 20 gold occurrences, two of which were advanced in the 1990’s to inferred resource status.  Drilling at the LPSE (Lunch Pond South Extension) Zone defined an inferred mineral resource of 4 Mt grading 2.0 g/t Au, together with 0.45 Mt grading 2.3 g/t Au at the KPS (Kettle Pond South) Zone.  These zones are open along strike and may be connected, thereby indicating a potential for higher tonnages.

Resources referred to above are historical in nature and were compiled before NI 43-101. The Company has not independently analyzed the results of the previous exploration therefore the historical results should not be relied upon. We believe these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.

Using a programme of detailed geophysical surveys and drilling, we plan to assess the open pit potential of the LPSE and KPS zones. Immediate open pit targets are pervasively silicified felsite with disseminated pyrite and gold-quartz stockwork mineralization in felsite.

Tandic

In June 2006 Crew concluded an option agreement with Plethora Mining Corporation of the Philippines to earn an interest in the Tandic Gold Project in south-eastern Mindanao, in the Philippines. Under the terms of the agreement, Crew will acquire an option to earn an initial 50% of the property through expenditure of $1 million on exploration and development over a period not exceeding five years. Following the 50% earn-in, we can then fund further exploration, development and feasibility studies to earn up to 90% of the project.

CREW MINERALS (NON-GOLD ASSETS)

During the six-month fiscal period ended December 31, 2006, we applied to list Crew Minerals ASA (“CMASA”) as a separate entity on the OSE. CMASA was successfully admitted on December 21, 2006. On November 28, 2006, CMASA accepted subscriptions for a Private Placement of 37,500,000 shares at a subscription price of NOK 12 per share for aggregate gross proceeds of NOK 450 million ($72.0 million). On December 13, CMASA accepted subscriptions for a Public Offering of 4,166,667 shares at NOK 12 per share for aggregate gross proceeds of NOK 50 million ($8.1 million).

The pre-listing valuation of CMASA was NOK 1,050 million ($170 million). We retain a 54.5% ownership in this entity. CMASA has more than 480 shareholders in total.

CMASA plans to use the funds raised to further develop the following projects:

•                  Mindoro Nickel Project located on Mindoro Island in the Philippines. This project is in a feasibility stage

•                  Hurdal molybdenum deposit located approximately 90 km north of Oslo, Norway.  This project is in the exploration stage

•                  Maniitsoq diamond district in West Greenland. CMASA holds title to over 2,000 sq km near Maniitsoq, Greenland, covering the second largest known diamond district in the country. During 2006 CMASA conducted a sampling program over an area of known kimberlites. The samples contained an exceptional amount of indicator minerals and returned four discrete diamonds.  Additionally, five new kimberlite intrusives were identified, two of extensive strike length and one which showed a high content of visible diamond-indicator minerals.  Results of analysing twenty 50-kg samples were encouraging, returning diamonds from 18 of the 20 samples and indicating that the entire license area is underlain by diamond-bearing crust.

•                  Possible acquisitions

OPERATIONAL REVIEW

Gold Production

Results for the quarter and six-month fiscal year ended December 31, 2006 include operating results for the Lefa heap leach operation.

Production for the quarter ended December 31, 2006	Lefa	Nalunaq	Total
Tonnes mined	142,818	27,773	170,591
Tonnes shipped / placed (1)	57,135	32,639	89,774
Gold produced (ounces)	9,545	14,375	23,920
Gold sold (ounces)	9,571	14,375	23,946
Sale price per ounce (2)	$605	$641	$626
Cash cost per ounce (2)	$811	$941	$889

Production for the six-month fiscal year ended December 31, 2006	Lefa	Nalunaq	Total
Tonnes mined	417,325	52,139	469,464
Tonnes shipped / placed (1)	245,474	73,783	319,257
Gold produced (ounces)	29,681	36,307	65,988
Gold sold (ounces)	31,660	36,307	67,967
Sale price per ounce (2)	$617	$637	$628
Cash cost per ounce (2)	$480	$773	$641

(1) Tonnes placed refers to the placement of ore onto leach pads at Lefa.

(2) Sales price and cash cost per ounce are “Non-GAAP” measures which are more specifically described in the section “Non-GAAP measures” on the final page of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Analysis of Cash Costs — Quarter ended December 31, 2006

Amounts in $’000 except where noted	Lefa	Nalunaq	Total
Direct mineral costs	5,871	10,164	16,035
Third party milling costs	—	1,451	1,451
Gold-on-hand adjustment (1)	125	—	125
Mine site administration costs	1,749	1,908	3,657
Total cash costs	7,745	13,523	21,268
Gold produced (ounces)	9,545	14,375	23,920
Cash cost per ounce ($)	$811	$941	$889

(1) Adjustment required as Lefa direct mineral costs include changes in the value of gold produced and sold in different periods. The denominator for cash costs is the actual gold produced during the quarter.

Analysis of Cash Costs — Six-month fiscal year ended December 31, 2006

Amounts in $’000 except where noted	Lefa	Nalunaq	Total
Direct mineral costs	17,026	21,655	38,681
Third party milling costs	—	3,209	3,209
Gold-on-hand adjustment (1)	(859)	—	(859)
Mine site administration costs	3,652	3,203	6,855
Other — mobilization costs	(5,561)	—	(5,561)
Total cash costs	14,258	28,067	42,325
Gold produced (ounces)	29,681	36,307	65,988
Cash cost per ounce ($)	$480	$773	$641

RESULTS FROM MINING OPERATIONS

Lefa Gold Mine

We continued to run the heap leach operation at our Lefa mine during the quarter ended December 31, 2006 in order to retain key personnel until they can be transferred to the new CIP plant. Production levels were designed to be self-sustaining, while preserving as much of the high-grade mine reserves as possible for processing through the more profitable CIP Plant expansion project. Accordingly, only enough ore to generate sufficient cash to cover operating costs was put through the heap leach process, and all ore mined beyond this requirement was stockpiled for processing through the higher recovery CIP process. Ore stacking for the heap leach operation ceased in November 2006 and all ore mined is now earmarked for the CIP plant.

Total ore mined in the six months to December 31, 2006 totalled 417,325 tonnes at an average grade of 3.5 g/t and contained 46,405 ounces of gold. The Lero pit produced 153,903 tonnes of the ore at a grade of 5.3 g/t, yielding 26,199 ounces of gold. This ore was processed through the heap leach plant. The balance of ore was mined from the Kankarta pit and from pre-stripping cutbacks from the Banko, Karta and Fayalala pits and was stockpiled for processing at the new CIP plant. This production totalled 263,422 tonnes at an average grade of 2.4 g/t, and contained 20,206 ounces of gold.

Total ore processed at Lefa during the six-month period amounted to 245,474 tonnes at a grade of 4.2 g/t. This ore contained 33,197 ounces of gold. Gold recovered from the heap leach operation was 29,861 ounces. On a calendar-year basis, total gold recovered from the heap leach operation was 48,371 ounces in 2006, in line with our forecast of 50,000 ounces.

During the six-month period ended December 31, 2006, Lefa sold a total of 31,660 ounces of gold. Total revenue from these sales amounted to US$19.5 million, with an average price of $617 per ounce. Our average cash cost for the six months to December 31, 2006 was $480 per ounce.

Nalunaq Gold Mine

The Nalunaq resource is a narrow vein deposit consisting of several high-grade “bands” typically carrying grades of around 30 g/t or higher. Between the high-grade bands, grades can vary between 10 g/t and 20 g/t. In practice this means that the grades achieved on an ongoing basis can vary considerably.

During the six-month fiscal year ended December 31, 2006, $1.2 million was spent on development of the Nalunaq mine (12 months ended June 30, 2006: $2.4 million). The work focused on ramp development to provide access to the east side of the upper Target Block, which will also provide another option for upper level ventilation. Ramp development to connect the lower South Block to the lower Target Block is underway, as is drilling and other work associated with the expansion of the resource base.

During the three months ended December 31, 2006, the Nalunaq mine produced 27,773 tonnes of ore, an average of approximately 302 tonnes a day. During the six months ended December 31, 2006, the mine produced 52,139 tonnes of ore. There has been a continued focus on efficiency improvements and we have received, commissioned and implemented new mining equipment through the last quarter of 2006 and into the first quarter of 2007. As anticipated, production during commissioning of the new equipment has been lower than normal. We have experienced unusually large amounts of snow this winter which has resulted in higher than normal lost shifts for the periods under review as well as during the first quarter of 2007. As costs are mostly fixed, these factors have created artificially high cash costs per ounce during these periods. Almost all of the new equipment has now arrived and has been either commissioned or implemented. We are now seeing the results from this and management believe a sustainable production rate of 500-550 tpd will be achieved in 2007.

A single shipment of 32,639 tonnes of ore at an average grade of 14.6 g/t was processed during the three-month period, and yielded 15,321 ounces of gross gold content. After tailings and efficiency fees, which are deducted by the refiner by way of gold ounces, 14,375 ounces of gold were recovered and sold for a gross value of $8.8 million. After accounting for processing costs of $1.5 million, net sales of $7.3 million were realized during the quarter.

For the six months ended December 31, 2006, 52,139 tonnes (12 months ended June 30, 2006: 145,419 tonnes) of ore was shipped for processing, yielding gross gold content of 38,408 ounces (12 months ended June 30, 2006: 74,731 ounces). This represents a head grade of 16.2 g/t (12 months ended June 30, 2006: 19.0 g/t). After tailings and efficiency fees, 36,307 ounces of gold were sold for a gross value of $23.1 million (12 months ended June 30, 2006: $29.9 million). After accounting for processing costs of $3.2 million (12 months ended June 30, 2006: $4.1 million), net sales of $19.9 million (12 months ended June 30, 2006: $25.8 million) were realised during the six-month fiscal year.

The last ore shipment from Nalunaq to the Rio Narcea processing plant in Spain occurred in early October. Ore mined from October to December 2006 was stockpiled at the port in Nyhavn, Greenland for shipment to the Nugget Pond treatment facility in early 2007. At December 31, 2006, 24,000 tonnes of run-of-mine ore were stockpiled at Nyhavn, containing management’s estimate of approximately 13,700 ounces of gold.

Barberton Mines Limited

On September 1, 2006 we sold our 20% interest in Barberton Mines Ltd to one of our Barberton partners, Metorex Limited (“Metorex”), in return for Johannesburg Stock Exchange-listed Metorex shares valued at ZAR 84 million ($11.9 million). This represented a significant gain over both the initial cost and carrying value of the investment. The resulting profit on both the exchange and subsequent sale of the Metorex shares was $6.7 million.

Selected Quarterly Financial Information

Expressed in thousands of United States dollars	Dec-31		Sep-30		Jun-30		Mar-31
(except for per share information)	2006	2005	2006	2005	2006	2005	2006	2005
Mineral Sales	13,560	9,502	25,901	6,255	5,443	2,122	16,753	4,804

Net profit (loss)	5,644	(184)	1,632	1,398	(23,009)	(955)	(11,005)	(3,258)

Profit (loss) per share — basic & diluted	0.02	0.00	0.00	0.01	(0.07)	(0.01)	(0.03)	(0.02)
Cash flow from operations	(33,317)	8,209	4,024	(7,238)	(36,519)	(6,040)	6,001	(6,911)
Cash and cash equivalents	131,937	53,897	19,991	51,944	82,482	36,722	151,381	10,230
Total assets	926,873	666,324	801,226	152,764	804,668	115,744	792,282	90,260
Long term debt	328,554	204,157	313,222	26,132	320,560	25,981	285,440	26,744

Shareholders’ equity	419,136	260,945	307,023	105,609	301,950	73,294	310,680	51,322

FINANCIAL RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2006

For the three months ended December 31, 2006, we reported mineral sales of $13.6 million (quarter ended December 31, 2005 — $9.5 million). The increase in sales reflects higher realised gold prices and the inclusion of a full quarter’s production from the Lefa heap leach operation in the 2006 period, compared to just two weeks operation in the comparable quarter in 2005.

Direct costs for the quarter ended December 31, 2006 increased to $16.0 million (quarter ended December 31, 2005 — $6.3 million) reflecting three full months operation of Lefa’s heap leach operation and relatively higher costs at Nalunaq. Group cash cost per ounce of $889 for the quarter reflects the impact of just one ore shipment from Nalunaq to El Valle, and the curtailing of Lefa’s heap leach operations. Both factors had a temporary negative impact on production and unit costs in the quarter.

Gross margin for the quarter ended December 31, 2006 was negative $2.5 million (quarter ended December 31, 2005 — positive $3.2 million). Depletion and depreciation, which is a non-cash measure, was $0.2 million (quarter ended December 31, 2005 — $1.1 million), primarily due to acquisition adjustments finalized in the quarter to reflect the purchase value of Lefa’s assets. Interest and finance charges expense increased to $5.0 million (quarter ended December 31, 2005 — $1.6 million) due to the increased interest and financing costs incurred for the acquisition of Guinor Gold Corporation and the development of the Lefa and Phase 1 Masara assets.

For the three months ended December 31, 2006, corporate level and mine site administration costs were $10.1 million (quarter ended December 31, 2005 — $3.0 million), reflecting the inclusion of LEFA heap leach operation administration costs and the growth-related ramp up of staff and costs. We continued to build the team and administrative capabilities necessary to manage and operate our significantly expanded asset base in preparation for the anticipated five-fold increase in production rate in 2007. As part of our growth strategy, we are developing internal control systems appropriate to a geographically diverse company with annual gold production of between 500,000 and 600,000 ounces.

Selected Annual Information

Expressed in thousands of United States dollars (except for	Six Months ended	12 Months ended	12 Months ended
per share information)	December 31, 2006	June 30, 2006	June 30, 2005
Mineral sales	39,461	37,953	20,366
Direct cost of mineral sales	(38,681)	(28,050)	(21,220)
Mine site administration costs	(6,855)	(8,342)	(2,894)
Depletion and depreciation	(6,657)	(9,762)	(5,632)
	(12,732)	(8,201)	(9,380)

Administration, office and general	(8,786)	(5,982)	(3,596)
Exploration	(1,379)	(353)	(139)
Professional fees	(1,419)	(1,437)	(847)
Stock compensation expense	(1,972)	(1,805)	(326)
Other income (expenses)	32,588	(19,592)	3,455
Income taxes and Minority Interest	976	1,774	1,868
Net profit (loss)	7,276	(35,596)	(8,965)

EBITDA (see below)	25,701	(66)	3,103

Profit (loss) per share — basic (US dollars)	$0.02	$(0.13)	$(0.05)
Profit (loss) per share — diluted (US dollars)	$0.02	$(0.13)	$(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — BASIC	394,561,832	281,543,480	167,424,369
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — DILUTED	397,896,557	281,543,480	167,424,369
Cash flow from operations	(29,293)	(29,547)	(15,307)
Cash and cash equivalents	131,937	82,482	36,722
Total assets	926,873	804,668	115,744
Long term debt	328,554	320,560	25,981

Shareholders’ equity	419,136	301,950	73,294
EBITDA (2) is calculated as follows:
Net profit (loss)	7,276	(35,596)	(8,965)
Depletion and depreciation	6,657	9,762	5,632
Interest and finance charges	10,097	11,938	4,176
Stock compensation expense	1,972	1,805	326
Foreign exchange loss (gain)	644	12,859	1,886
Income taxes	(945)	(834)	48
EBITDA (1)	25,701	(66)	3,103

(1) The Company defines EBITDA as “Earnings before interest, taxes, depreciation and depletion, non-cash foreign exchange gain or loss, stock compensation expense and interest and finance expense”. It is a non-GAAP measure and is more specifically described in the section entitled “Non-GAAP measures” on the final page of this MDA.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2006

For the six-month fiscal year ended December 31, 2006, we reported mineral sales of $39.5 million (12 months ended June 30, 2006: $38.0 million). Sales were higher in the six-month period due to a higher average realized gold price and increased production from the Lefa mine of 29,681 oz, compared to 20,428 in the period from its acquisition to June 30, 2006.

Direct costs for the six-month fiscal year ended December 31, 2006 were $38.7 million (12 months ended June 30, 2006: $28.1 million) and included $5.6 million in mobilization and other start-up costs at Lefa, for new mining, explosives and power plant maintenance contracts.

Mine site administration costs were $6.9 million (12 months ended June 30, 2006: $8.3 million). Depletion and depreciation, which is a non-cash measure, was $6.7 million for the six months ended December 31, 2006 (12 months ended June 30, 2006: $9.8 million), primarily due to acquisition adjustments finalized in the six months to reflect the purchase value of Lefa’s assets.

Corporate level administration expenses were $8.8 million for the six months ended December 31, 2006 (12 months ended June 30, 2006: $6.0 million). The comparatively higher costs for the six months to December 31, 2006 were due mainly to significant growth in the company’s operations and scope.

Following the listing and subsequent equity issues by Crew Minerals ASA, Crew’s interest in Crew Minerals was diluted from 100% to 54.5% of issued and outstanding shares. This resulted in the recognition of a gain on the dilution of $35.2 million. The sale of our interest in Barberton Mines Ltd to Metorex, and our subsequent disposal of the Metorex shares resulted in the recognition of an additional gain of $6.7 million.

Interest and finance charges for the six months ended December 31, 2006 were $10.1 million (12 months ended June 30, 2006: $11.9 million). The comparatively higher charges in the six-month period reflect the inclusion of six months interest and financing costs on an additional $99.2 million of borrowings secured in March 2006 to finance the development of the Lefa and Phase 1 Masara assets.

We also reported a $0.6 million translation loss on foreign exchange for the six months ended December 31, 2006 (12 months ended June 30, 2006: $12.9 million loss). These losses represent non-cash items relating principally to the difference, for reporting purposes, upon translation of the amount of Crew’s debt denominated in Norwegian kroner (“NOK”) into United States dollars.

RESULTS FROM OPERATIONS FOR THE YEAR ENDED JUNE 30, 2006

The Company acquired, together with its associated Philippine partner, control of Apex Gold Mining Company and its Masara Mine (“Masara”) in December 2005. The Company also acquired 85% of Guinor Gold Corporation and its Lefa Mine (“Lefa”) in December 2005 and the remaining 15% in June 2006. The financial results of the Company incorporate those of Masara and Lefa since their dates of acquisition.

The financial results for fiscal year 2006 and for the remainder of the calendar year 2006 reflected the costs of financing the acquisition of Guinor Gold Corporation and the development of the Lefa and Phase 1 Masara assets and the increased costs of building a much larger world class organization to manage and operate the Company’s significantly expanded asset base in preparation for commencement of full production in early 2007.

The Company reported EBITDA for the year ended June 30, 2006 of negative $0.1 million compared to $3.0 million for the year ended June 30, 2005. This decrease is due to the expected increase in general and administrative expenses associated with the increase in staff during the preproduction ramp up of the Lefa and Masara operations which was expected.

The Company reported a net loss for fiscal year 2006 of $35.6 million ($0.13 per share) compared to a net loss of $9.0 million ($0.05 per share) for fiscal year 2005, an increase of $26.6 million.  More than half of this increase consists of non-cash items, including foreign exchange translation adjustments (arising principally from the translation of the Company’s NOK denominated debt to U.S. dollars for reporting purposes) and depletion and depreciation expenses (due primarily to the depletion of the Lefa mineral property). An additional $7.7 million of the increase is attributable to interest and financing costs incurred to finance the acquisition of Guinor Gold Corporation and the development of the Lefa and Phase 1 Masara assets.  Also contributing to the loss were increased general and administrative expenses of $6.0 million relating to the cost of staffing and building a world class organization to manage the Company’s expanded asset base. Finally, the results for 2006 include profits on the sale of non core assets totalling $3.4 million compared to $9.9 million in 2005.

Interest and finance charges for the year were $11.9 million for the year ended June 30, 2006 compared to $4.2 million for the year ended June 30, 2005. Included within interest and finance charges for the year ended June 30, 2006 are the costs of new convertible bonds drawn down by the Company to finance the acquisition of Guinor Gold Corporation and the costs of bonds drawn down in March 2006 to finance the development of Lefa and Phase 1 of Masara. The new convertible bonds totalled $194.6 million and are denominated in NOK.  The bonds drawn down in March 2006 total $99.2 million and are denominated 50% in NOK and 50% in US dollars. The year on year increase in interest and finance charges arises directly from interest, accretion charges, and amortization of financing costs from the date of draw down to the year end.

Included within interest and finance charges for the year ended June 30, 2005 are one-time costs associated with a reorganisation of the Company’s borrowings that occurred in October 2004.  The Company paid $1.2 million to the then existing holders of those convertible bonds to induce them to convert their position.  This resulted in an interest saving of approximately $2.2 million over the remaining period of the convertible bonds.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006 our main source of liquidity was unrestricted cash of $131.9 million (June 30, 2006: $82.5 million).  At December 31, 2006 our consolidated working capital comprising cash, restricted cash, accounts receivable, prepaids and inventories, less accounts payable was $122.5 million (June 30, 2006: $75.5 million).

On November 14, 2006 we concluded an equity financing of 50 million common shares at NOK 13.30 per share for aggregate net proceeds of $99.7 million, after issue expenses of $4.4 million. The proceeds of this financing will be used to facilitate maximum growth by significantly expanding the Lefa regional exploration program, aggressively expanding the Masara underground development and Phase 2 of the processing facility, improving the Nugget Pond processing plant, and acquiring new mining equipment at Nalunaq. The group raised an additional $80.1 million from Crew Minerals ASA’s equity raising activities. This will be used to advance the non-gold projects held under Crew Minerals ASA.

We have not entered into gold hedging contracts during the year or since year-end.  Consideration will be given to hedging in the future and will depend on production rates and anticipated gold prices.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company is committed to the following payments:

December 31, 2006	Within one year	Years two to five

Operating commitments	$288	$—
Debt repayments	24,520	199,750
Capital commitments	5,296	—
	$30,104	$199,750

June 30, 2006	Within one year	Years two to five

Operating commitments	$369	$—
Debt repayments	24,476	218,260
Capital commitments	41,081	—
	$65,926	$218,260

At December 31, 2006, the Company’s capital commitments were comprised of Masara - $3.3 million, Lefa - $1.6 million and Nalunaq - $0.4 million. At June 30, 2006, the Company’s capital commitments were comprised of only Lefa - $41.1 million.

In conjunction with the Nugget Pond acquisition, Crew signed a joint venture agreement with New Island Resources Inc. to earn an interest in the Glover Island gold project in Newfoundland, Canada. Under the terms of the agreement, we are required to spend CAD$5 million in exploration expenditures over five years to earn a 60% interest in the project, with CAD$1.5 million of this total to be spent during calendar years 2007 and 2008.

RELATED PARTY TRANSACTIONS

The Company paid net management fees during the six months period ending December 31, 2006 of $571,000 (year ended June 30, 2006 - $497,000; year ended June 30, 2005 - $453,000) to a company controlled by the President and CEO of the Company. The Company paid net management fees during the six-months ended December 31, 2006 of $290,000 (year ended June 30, 2006 - $nil; year ended June 30, 2005 - $nil) to a company controlled by the CFO of the Company.

During the six month period ending December 31, 2006, a law firm of which a director of the Company is a partner received legal fees of $296,000 from the Company (year ended June 30, 2006 - $903,000; year ended June 30, 2005 - $140,000). During the six months period ending December 31, 2006, a recruitment firm controlled by a director of the Company received fees of $10,000 from the Company (year ended June 30, 2006 - $64,000; year ended June 30, 2005 - $108,000).

OUTLOOK

The first half of 2007 will see the Company make the transition to mid-tier producer status.

Lefa

With the successful completion of the CIP plant installation at Lefa, substantial mine developments and the commissioning of the new mining fleet, we are positioned to achieve our 2007 planned annual production of 300,000 oz to 320,000 oz at Lefa.  We are also excited about the future potential of this project.  The increase in resources and reserves from the 2006 drilling programme well exceeded our targets and confirms our belief in the exciting resource upside at Lefa. Lefa reserves at December 31, 2006 show a year-on-year increase of 34% from 2.51 million ounces to 3.38 million ounces.  Measured and indicated resources increased by 25% to 4.82 million ounces and the inferred resource increased by 43% to 1.13 million ounces.  During commissioning, a higher than anticipated through put has been achieved indicating a potential for higher overall production at Lefa. Of further  significance are the Banora and Siguirini deposits which are both indicating in situ grades greater than 3 g/t. The higher through put and higher grades from Banora and Siguirini causes us to believe in an increased production potential beyond  400,000 oz per annum beginning in 2008.

Based on these encouraging results, we have allocated approximately $16 million for exploration at Lefa in 2007, including $10 million within and around the existing resources in the Lefa Corridor, and a further $6 million for regional exploration over the remaining concession and exploration permits. We believe that near mine exploration will continue to add significantly to the resource and reserve base, but we view the regional targets as particularly important for future expansion of both reserve/resource and production at Lefa. Out of more than 50 targets identified in 2006, eight have been singled out for this years exploration program.  Based on the large amount of promising targets, the exploration budget may be further increased.

Last fall we announced a target of doubling the resource and reserve base for Lefa over the next 2 to 3 year period. Based on the 2006 resource program, we are well positioned to meet these targets. Priority will be given to targets within trucking distance from the existing plant and to targets with higher grade potential.  We will start scheduling higher grade open pit material towards the end of 2007 and into 2008 with the intention of increasing production at Lefa to over 400,000 ounces per year.  We have also commenced a scoping study to assess the potential of developing an underground operation at Lero South.

Masara

The ensuing months at Masara will see accelerated mine development as additional mining equipment is delivered and commissioned.  The annual targeted production rate for Masara is 85,000 to 100,000 ounces in 2007, increasing to 180,000 to 200,000 ounces from 2008.  We took the decision to build Masara without a feasibility study as we had a considerable amount of historical data, and an existing resource and plant,  we viewed the risk/reward by proceeding immediately with construction as very attractive. This did introduce a higher than normal short to mid term operational risk.  As the expanded plant is finished, together with the completion of our initial 100,000 meter drill program the operational risk is expected to be considerably reduced.

From a geological point of view we are confident that we will both reach, and most likely exceed, the resource growth that we have previously indicated. The 2006 resource and reserve update is expected to be finalized by the end of April 2007. Whereas the drilling for 2006 was solely aimed for current mine scheduling, the 2007 exploration work will focus on increasing the resource base. Having demonstrated continuity between the old workings of potentially several kilometres, and a vein width from around 2.6 meters to as wide as 8 meters in the development adits, as compared to the 1.5-2 meters mining width used for the initial resource model, we believe there is strong upside for 2007.

Encouraging drill results have been returned on the Sandy/Jessie vein systems from a limited number of drill holes. A further six to nine months of drilling is needed to confirm these preliminary results. Work has yet to commence on the assessment of the porphyry copper-gold targets located on the property.  We have received interest from several copper operators to investigate the copper potential on the property, and we expect to begin our assessment of these copper-gold targets late in 2007.

The key focus for Masara is now on the delivery of the expanded 2400 t/d plant and progress on  underground development. Present status on the expanded plant is unchanged with expected commissioning in Q3 and the subsequent ramp up. On the underground development we have experienced adverse ground conditions and water and gas influx in parts of the mine. This together with the low availability of equipment has resulted in slower than planned development progress. Based on our current assessment, this is not expected to affect production start up, but we might have lower initial reserves than expected by the end of 2007.

The site will be connected to the local upgraded electrical grid system in April. This is an important mile stone both for cost and consistency of future production. The operation of the 500 t/d pilot plant has been irregular due to limited access to electricity due to damage to one of the main site generators. Access to enough electricity is not essential for the pilot plant now, as the main objective now is to see the metallurgical response of the different ore types to make the final design adjustments on the expanded plant. Power is however absolutely essential for the expanded plant.

Nalunaq and Nugget Pond

The Nalunaq operation has now received and implemented the bulk of the new equipment and is poised for improved performance. We believe Nalunaq’s results will improve as a result of continued implementation of the mine optimisation project and associated cost reductions. Nalunaq has now taken delivery and commissioned a new long-hole drill rig, additional scoops and underground trucks with larger 20 tonne capacity, together with ancillary mobile equipment. Further improvements to mining efficiencies and production rates should be realised throughout 2007 as additional new equipment is delivered and commissioned and the underground equipment workshop is commissioned. Further cost reducing measures are being evaluated.

An expansion project to increase production at Nugget Pond to 600 tpd is scheduled to commence during Q2, 2007 and should be completed in Q3, 2007.  The project will add a gravity recovery circuit and increased grinding and leaching capacity.  An invitation to tender has been issued for construction of the access road and marine facilities for Port Austin (Snooks Arm).  It is expected the new offloading facility should be completed during 2007.

Crew Minerals

All of our non-gold projects are now held by Crew Minerals ASA, a 54.5% owned subsidiary.  Previously, our strategy with non-gold projects has been to take little, or no, financial and operational risk.  In conjunction with the separate listing of Crew Minerals, this strategy has been re-defined and Crew Minerals will seek to advance its existing projects by acquiring and operating additional projects that are in or close to production.

The key assets of Crew Minerals are the Mindoro Nickel Project and the Seqi Olivine fee. However, the Hurdal molybdenum project, the diamond exploration project in Greenland and a number of other exploration licences all represent further potential value for Crew Minerals.

We believe the Mindoro Nickel Project represents significant growth potential and value. Considerable management time has been incurred on the Mindoro Nickel project in the quarter.  Crew Minerals has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas.  The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types.

Initial results on the leach kinetics on the limonite have indicated very favourable results with approximately 50% higher through put than first anticipated. A comprehensive in-fill drilling program is underway in certain parts of the concession where higher grade saprolite is expected.  Crew Minerals is continuing its discussions with major industry players regarding the development of the project.

Summary

We consider the outlook for 2007 and the years to come as very encouraging both from a production point and a resource and reserve growth point of view and will strive to continue to maximize shareholder value through both organic growth and evaluating acquisition opportunities.  We believe we are well positioned to participate in the continued consolidation within the sector.

SHARE CAPITAL

The authorized share capital at March 29, 2007 was 1,000,000,000 common shares without par value.  At March 30, 2007, we had 422,324,875 shares issued and outstanding and an additional 119,954,546 shares which may be issued on the conversion of our convertible bonds. During the six-month fiscal year ended December 31, 2006 we issued an additional 50 million shares in conjunction with a fund raising offering and an additional 3 million shares as payment for the Nugget Pond plant.

We maintain a Share Option Plan which authorizes our Board of Directors to grant up to 26,000,000 options to directors, officers and employees of Crew and any of our subsidiaries, to acquire common shares of the company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  As at March 29, 2007 there remained 1,238,500 options available for grant.

At March 29, 2007 there were 20,569,167 share options outstanding at an average weighted price of CDN$1.99 each.  All options outstanding relate to directors, officers and employees.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of our significant accounting policies and the estimates derived there-from are included in Note 2 to the Consolidated Financial Statements for the period ended December 31, 2006. While all of the significant accounting policies are important to our consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•                  Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•                  Depletion and Depreciation of Property, Plant and Equipment;

•                  Goodwill;

•                  Reclamation and Remediation Obligations;

•                  Income Taxes

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

We review and evaluate our mining properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and / or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if we sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded with a charge to operations, to the extent the carrying value exceeds discounted estimated future cash flows.

The estimates we use are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of our investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of our assets and, as such, the amortization of these assets has a significant effect on our financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Goodwill

The acquisition of Guinor was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and assigned to the reporting units, based on management’s best estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company reviews and evaluates, on at least an annual basis, the carrying value of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts.  If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair values are subject to risks and uncertainties.

Reclamation and Remediation Obligations

We have obligations for site restoration and decommissioning related to our mining properties.  We use mine closure plans, or other similar studies that outline the requirements planned to be carried out, in order to estimate our future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

We recognize liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, we make a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the $3.2 million discounted future value we estimated at December 31, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of our ability to utilize tax loss carry-forwards to offset future income tax payable requires that we exercise judgment and make assumptions about the future performance of the Company. We are required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

RISKS AND UNCERTAINTIES

Our company and projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect our future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that we may not be able to meet our liabilities as they fall due.  At the year-end we had no committed credit facilities in place. If our developments at Lefa and Masara are not commissioned according to our current plan, we would not be able to meet future liabilities without further capital raising activities. There can be no assurance such capital will be available if required.

Currency Risk

Results of our operational and development projects based in Guinea, Greenland, the Philippines and Norway, are reported and measured in US dollars, and are therefore affected by exchange rates between the US dollar and local currencies.  All of our revenues are recorded and measured in US dollars. A weaker dollar would cause costs incurred in a currency other than US dollars to increase. We do not, at present, undertake any trading activity in financial instruments; however foreign exchange risk is managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency.  We fund our foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigate the risk of exposure against the US dollar.

At the end of the six month period, we held cash balances of $132.2 million. Of these cash holdings, $118.6 million was held in Norwegian kroner, $9.3 million was held in US dollars, $2.5 million was held in Philippine pesos, $1.5 million was held in South African rand, $0.2 million was held in Danish kroner and the balance of $0.1 million was held in pounds sterling.

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates.  At December 31, 2006 we had total term debt of $328.6 million denominated in Norwegian Kroner.  These liabilities are held either at fixed interest terms or at relevant to LIBOR or NIBOR interest rates.

At December 31, 2006, we held a total of $132.2 million of cash on deposit. Of this, $118.9 million was held in Norway, $10.2 million in the United Kingdom, $2.5 million in the Philippines, $0.2 million in Greenland and the balance of $0.4 million was held in South Africa.

These deposits are held in the multiple local currency accounts at floating interest rates. Interest rates are commercial rates, which are fixed by reference to LIBOR for sterling and dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

Our activities are primarily directed towards mining operations and the development of our mineral deposits.  Our activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. Our Lefa, Nalunaq and Masara operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold.  These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to risks which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs that we plan will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; cost of fuel; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and country stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in an inadequate return on invested capital.

There is no certainty that our expenditures towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Foreign Operations

Our interests in mining operations are based in Guinea, Greenland, Canada and the Philippines, with further exploration and development projects in Guinea, Greenland, the Philippines and Norway.  Accordingly, our activities are exposed to varying degrees of political, economic and other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to: terrorist activities, hyperinflation, labour unrest, the risks of war or civil unrest, expropriation, national strikes, martial law and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in mining or investment policies or shifts in political attitude could materially impact our financial results.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. We also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

We may also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may result in significant costs that could have a material adverse effect upon our financial performance and results of operations.

Environmental Risks and Hazards

All phases of our operations are subject to environmental regulation in the various jurisdictions where we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations.

Government approvals and permits are currently, and may in the future be, required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from continuing mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for ore/mineral reserves and mineral resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that ore/mineral reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating ore/mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the ore/mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore/mineral reserves and mineral resources, or of our ability to extract these ore/mineral reserves, could have a material adverse effect on our results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, we must continually replace and expand our ore/mineral reserves as we produce gold. The life-of-mine estimates for our mining operations may not be correct. Our ability to maintain or increase our annual production of gold will be dependent on our ability to bring new mines into production and to expand ore/mineral reserves at our existing mines.

Additional Financing

The mining, processing, development and exploration of our projects may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Commodity Prices

The market price of our common shares, financial results and exploration, development and mining activities have previously been, and may in the future be, adversely affected by declines in commodity prices, which are subject to significant fluctuation. The factors giving rise to these fluctuations are generally out of our control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years. Declines in the price of gold in the future could render our exploration and mining activities uneconomical until such time as the price recovers.  These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material adverse affect on measured financial performance.

Government Regulation

Our mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although we believe our mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities could have a substantial adverse impact on our company.

Acquisition Strategy

Part of our business strategy is to seek new mining and development opportunities with a particular focus on gold. We could, however, fail to select appropriate acquisition targets, fail to negotiate favourable acquisition or financing terms, or could complete acquisitions or business arrangements which do not ultimately benefit our ongoing business.  We also face strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals, and many of these competing companies have greater resources than Crew.

Risks Relating to Recent Acquisitions

We recently completed our acquisition of Guinor Gold Corporation and an interest in the Apex Mining Company, Inc.  There can be no assurance that the benefits anticipated from these acquisitions will be realized.

The carbon-in-pulp gold processing plant (the “CIP Plant”) at the Lefa Gold Project in the Republic of Guinea may not become fully commissioned or may not achieve the production capacity or production cost per ounce expected by Crew.  Similarly, construction of the additional processing plant at the Masara Mine in the Philippines may not be completed on schedule or at all, or may never become fully commissioned or may not achieve the production capacity or production cost per ounce expected by Crew. Such failures would have a material adverse affect on our future production, profitability, financial performance and results of operations.

Market Price of Stock

Our common shares are listed on the Toronto Stock Exchange, the Oslo Børs, the Frankfurt exchange, and are traded on the over-the-counter bulletin board in the United States.

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. Our share price is also likely to be significantly affected by short-term changes in gold prices or in our financial condition or results of operations as reflected in our quarterly financial statements.

As a result of any of these factors, the market price of our common shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Crew may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of our shares, and could impair our ability to raise capital through future share issues.

Dependence on Key Personnel

Our success is dependent on senior management. The experience of these individuals will be a factor contributing to our continued success and growth. The loss of one or more of these individuals could have a material adverse effect on our business prospects.

Recent Canadian Accounting Pronouncements

In September 2006, the Emerging Issues Committee issued Abstract 163 (EIC—163), “Determining the Variability to Be Considered in Applying AcG—15”. EIC—163 provides clarification of how an entity should determine the variability in assessment of a Variable Interest Entity. EIC—163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG—15 using a two-step approach. The guidance will be applied to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG—15 when a reconsideration event has occurred, subsequent to January 1, 2007.

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that:

(a) a voluntary change in accounting principles can be made if, and only if, the change results in more reliable and relevant information,

(b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change and,

(c) for changes in estimates, nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning January 1, 2007.

In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements beginning with the first quarter of 2007.

(i) Financial Instruments — Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. The Company’s cash equivalents, temporary investments and investments in marketable securities will be classified as available for sale and thus will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income. All derivatives will be recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments will be included in net income, unless designated as part of a cash flow hedge relationship. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

(ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG—13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The experience of these individuals will be a factor contributing to our continued success and growth. The loss of one or more of these individuals could have a material adverse effect on our business prospects.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators, as at December 31, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

For the six months ended December 31, 2006, management, together with its professional advisors, reassessed whether the accounting treatment with respect to the capitalization of interest and finance costs was properly applied under U.S. GAAP for the year ended June 30, 2006.  Management and its advisors had previously determined that no adjustment was required to capitalize additional interest and financing costs under U.S. GAAP for the year ended June 30, 2006.  Upon further review of the qualifying assets and the interest and financing costs incurred, management subsequently determined that all such costs are required to be capitalized for the purposes of U.S. GAAP.

As a result, the June 30, 2006 amounts in Note 24 of the December 31, 2006 consolidated financial statements, reconciling the differences between Canadian and U.S. GAAP have been restated.  Based on the restatement of the U.S. GAAP reconciliation note, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were not wholly effective as at June 30, 2006.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP.

There were no changes in these controls during the fourth calendar quarter of 2006 that have affected or which are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Subsequent to the preparation of the financial statements in accordance with Canadian GAAP, management has determined that the design of the Company’s internal control over financial reporting as at December 31, 2006 did not contemplate the preparation of financial statements in accordance with U.S. GAAP and that this constitutes a material weakness in internal control.

SAFE HARBOUR STATEMENT

Certain statements contained herein, as well as oral statements that may be made by our company or by officers, directors or employees of our company acting on our behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where we conduct business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, our hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although we have attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, we undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

NON-GAAP MEASURES

“EBITDA” is a non-GAAP measure of performance that describes earnings before interest, taxes, depletion and depreciation, stock compensation charges and non-cash foreign exchange movements.

“Cash Cost per ounce” is a non GAAP measure derived from the total direct costs, including mine site administration costs, of ounces produced less depletion and depreciation and other non cash items, as a measure of total ounces produced. Cash costs are presented as we believe they represent an industry standard of comparison. See Page 10 of this document for the Cash Cost reconciliation.

EBITDA and cash cost per ounce are not terms defined under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning.  As such, EBITDA and cash cost per ounce may not be directly comparable to EBITDA and cash cost per ounce reported by other similar issuers.